BioSpecifics
TECHNOLOGIES CORP.

October 3, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Jeffrey Riedler, Assistant Director

Re: BioSpecifics Technologies Corp.
Form 10-K
Filed March 13, 2012
File No. 001-34236

Dear Mr. Riedler:

This letter is being furnished in response to the comments contained in the letter (the "Comment Letter") dated September 20, 2012 from you to Thomas L. Wegman, President of BioSpecifics Technologies Corp. (the "Company"), with respect to the Company's Annual Report on Form 10-K, File No. 001-34236, filed on March 13, 2012. For ease of reference, the comments contained in the Comment Letter are printed below in bold and are followed by the Company's response.

Item 1. Description of Business. Licensing and Marketing Agreements, page 9

Comment 1:

In your discussion of your agreement with Auxilium, please expand your disclosure to include the remaining contingent milestone payments that may be received, in the aggregate, from Auxilium with respect to the Dupuytren's contracture, Peyronie's disease and frozen shoulder indications.

Response. In response to the Staff's comment, in the Company's future filings on Form 10-K, the Company intends to expand its discussion of its agreement with Auxilium to include disclosure of the remaining contingent milestone payments that may be received, in the aggregate, from Auxilium with respect to the Dupuytren's contracture, Peyronie's disease and frozen shoulder indications.

Comment 2:

With respect to the payments that Auxilium is to receive under its agreement with Actelion, pursuant to which Actelion has the right to develop and commercialize XIAFLEX for certain indications in Canada, Australia, Brazil and Mexico, please disclose the percentage of such payments that you are entitled to receive from Auxilium.

> ***Response.*** In response to the Staff's comment, in the Company's future filings on Form 10-K, the Company intends disclose the percentage that the Company is entitled to receive with respect to the payments that Auxilium is to receive under its agreement with Actelion pursuant to which Actelion has the right to develop and commercialize XIAFLEX for certain indication in Canada, Australia, Brazil and Mexico.

*****

The Company acknowledges the following:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or additional comments regarding any of the information set forth in this letter, please call me at (516) 593-7000.

Sincerely,

Thomas L. Wegman, President

cc: Nandini Acharya, Securities and Exchange Commission
Carl A. Valenstein, Bingham McCutchen LLP